

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 8, 2009

Mr. Steve Rudish
President, Chief Executive Officer
Executive English Institute, Inc.
5453 Beach Pine Street
Las Vegas, NV 89130

> **Re: Executive English Institute, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed on September 2, 2009**
> **File No. 333-158528**

Dear Mr. Rudish:

      We have reviewed your responses to the comments in our letter dated August 21, 2009, and have the following additional comments.

Dilution of the Price Paid for Shares, page 16

1.   We note your response to our prior comment three in our letter dated August 21, 2009. However, we note inconsistencies in your disclosure related to the percentage of ownership applicable to both existing shareholders and purchasers of shares in the offering assuming only the 3 million shares being offered by the company are sold. Please reconcile.

Summary Compensation Table, page 28

2.   We note your response to our prior comment five in our letter dated August 21, 2009; however, it appears no change has been made to the document. Thus, we reissue the first part of our comment five in our letter dated August 21, 2009. Please revise the disclosure in your Summary Compensation Table to present the correct dollar amount of restricted stock awarded to Mr. Rudish in 2008. Refer to item 402(n)(2)(v) of Regulation S-K.

Unaudited Financial Statements

Balance Sheet, page FF-3

3.   We note you state in the Balance Sheet for the three month period ended May 31, 2009, that the amount of shares authorized for issuance is 75,000,000. However, we

note elsewhere in the registration statement and in the Articles of Incorporation that the amount of authorized shares is 100,000,000. Please reconcile.

Statements of Cash Flows, page FF-5

4.   Please refer to comment eight in our letter dated August 21, 2009. We note that you deleted the entry representing common stock issued for services in the amount of $15,000 from the financing activity section of the cash flow statement; however, it is appears to have been deleted entirely. Please revise to correctly include this as a non-cash adjustment to net income (loss) in the operating cash flows section.

Note 1 – Condensed Financial Statements, page FF-6

5.   We note your disclosure that the Company's February 28, 2009 audited financial statements are reported in "Form S-1/A filed with the SEC on December 16, 2008." Revise your disclosure to delete the reference to the filing of a registration statement by the Company on this date. We note the Company did not file a registration statement on Form S-1 on December 16, 2008.

Exhibit 23. Consent of Independent Registered Public Accounting Firm

6.   We note that Exhibit 23 relates to REM Business Solutions, Inc. Revise to include the appropriate consent as it relates to this filing.

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Abby Lynn Ertz, Esq.
Fax: (619) 564-8753

Mr. Steve Rudish
Executive English Institute, Inc.
September 8, 2009
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